TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board for the three months ended March 31, 2024 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of May 1, 2024. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. Included throughout this MD&A are references to non-GAAP performance measures which are denoted with an asterisk and further explanation including their calculations are provided on page 24.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

Overview

Taseko is a copper focused mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits in stable jurisdictions which are capable of supporting a mine for decades. The Company's principal operating asset is the 100% owned Gibraltar ("Gibraltar"), which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns Florence Copper, which is commencing construction, as well as the Yellowhead copper, New Prosperity gold-copper, and Aley niobium projects.

Highlights

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2024	2023	Change
Tons mined (millions)	22.8	24.1	(1.3)
Tons milled (millions)	7.7	7.1	0.6
Production (million pounds Cu)	29.7	24.9	4.8
Sales (million pounds Cu)	31.7	26.6	5.1

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2024	2023	Change
Revenues	146,947	115,519	31,428
Cash flows provided by operations	59,574	27,999	31,575
Net income (GAAP)	18,896	33,788	(14,892)
Per share - basic ("EPS")	0.07	0.12	(0.05)
Earnings from mining operations before depletion and amortization*	52,797	41,139	11,658
Adjusted EBITDA*	49,923	36,059	13,864
Adjusted net income*	7,728	5,088	2,640
Per share - basic ("Adjusted EPS") *	0.03	0.02	0.01

On March 15, 2023, the Company increased its effective interest in  Gibraltar from 75% to 87.5% through the acquisition of a 50% interest in Cariboo Copper Corporation ("Cariboo") from Sojitz Corporation. On March 25, 2024, the Company increased its effective interest in Gibraltar from 87.5% to 100% through the acquisition of the remaining 50% interest in Cariboo from Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co., Ltd. ("Furukawa").

The financial results reported in this MD&A include the Company's 87.5% proportionate share of Gibraltar income and expenses for the period March 16, 2023 to March 24, 2024 (prior to March 15, 2023 - 75%) and  100% of Gibraltar income and expenses for the period March 25, 2024 to March 31, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company finalized the accounting for the acquisition of its 50% interest in Cariboo from Sojitz and the related 12.5% interest in Gibraltar in the fourth quarter of 2023. In accordance with the accounting standards for business combinations, the comparable financial statements as of March 31, 2023 and for the three months then ended have been revised to reflect the changes in finalizing the consideration paid and the allocation of the purchase price to the assets and liabilities acquired.

First Quarter Review

  First quarter cash flow from operations was $59.6 million and net income was $18.9 million ($0.07 per share) for the quarter;

  Earnings from mining operations before depletion and amortization* was $52.8 million, Adjusted EBITDA* was $49.9 million, and Adjusted net income* was $7.7 million ($0.03 per share);

  Gibraltar produced 29.7 million pounds of copper for the quarter. Average head grades were 0.24% and copper recoveries were 79% for the quarter;

  Gibraltar sold 31.7 million pounds of copper in the quarter (100% basis) at an average realized copper price of US$3.89 per pound;

  Total operating costs (C1)* for the quarter were US$2.46 per pound produced;

  On March 25, 2024, the Company completed its acquisition of the remaining 12.5% interest in Gibraltar, and now owns 100%. The Company paid $5 million on closing, with the remaining amounts payable over a 10-year period with the next scheduled payment in March 2026;

  Construction of the commercial production facility at Florence is advancing with recent site activities focused on site preparations and earthworks for the commercial wellfield and plant area. Wellfield drilling commenced in February and ten new production wells have been drilled to date;

  During the quarter, the Company received the first US$10 million deposit from Mitsui & Co. (U.S.A.) Inc. ("Mitsui") for its copper stream financing and closed its US$50 million royalty financing with Taurus Mining Royalty Fund L.P. ("Taurus"). The Company had a cash balance of $158 million and has approximately $239 million of available liquidity at March 31, 2024; and

  On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of 8.25% Senior Secured Notes due May 1, 2030. A portion of the proceeds were used to redeem the outstanding US$400 million 7% Senior Secured Notes due on February 15, 2026. The remaining proceeds, net of transaction costs, call premium and accrued interest, are approximately $110 million.

TASEKO MINES LIMITED Management's Discussion and Analysis

Review of Operations

Gibraltar mine

Operating data (100% basis)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Tons mined (millions)	22.8	24.1	16.5	23.4	24.1
Tons milled (millions)	7.7	7.6	8.0	7.2	7.1
Strip ratio	1.7	1.5	0.4	1.5	1.9
Site operating cost per ton milled (Cdn$)*	$11.73	$9.72	$12.39	$13.17	$13.54
Copper concentrate
Head grade (%)	0.24	0.27	0.26	0.24	0.22
Copper recovery (%)	79.0	82.2	85.0	81.9	80.7
Production (million pounds Cu)	29.7	34.2	35.4	28.2	24.9
Sales (million pounds Cu)	31.7	35.9	32.1	26.1	26.6
Inventory (million pounds Cu)	4.9	6.9	8.8	5.6	3.7
Molybdenum concentrate
Production (thousand pounds Mo)	247	369	369	230	234
Sales (thousand pounds Mo)	258	364	370	231	225
Per unit data (US$ per pound produced)*
Site operating costs*	$2.21	$1.59	$2.10	$2.43	$2.94
By-product credits*	(0.17)	(0.13)	(0.23)	(0.13)	(0.37)
Site operating costs, net of by-product credits*	$2.04	$1.46	$1.87	$2.30	$2.57
Off-property costs	0.42	0.45	0.33	0.36	0.37
Total operating costs (C1)*	$2.46	$1.91	$2.20	$2.66	$2.94

TASEKO MINES LIMITED Management's Discussion and Analysis

Operations Analysis

First Quarter Review

Gibraltar produced 29.7 million pounds of copper for the quarter. Copper production and mill throughput in the quarter were impacted by Concentrator #2 downtime in January for a planned major component replacement which reduced operating time by ten days.

Copper head grades of 0.24% were in line with management expectations. Copper recoveries in the first quarter were 79%, lower than the recent quarters due to lower head grades and increased milling of partially oxidized material.

A total of 22.8 million tons were mined in the first quarter. The strip ratio of 1.7 was higher than the recent quarters as stripping continues in the Connector pit, and 2.0 million tons of oxide ore from the upper benches of the Connector pit were also added to the heap leach pads in the period. There was 1.1 million tons in mill feed from ore stockpiles.

Total site costs* at Gibraltar of $109.5 million (which includes capitalized stripping of $18.5 million) was comparable to the previous quarter.

Molybdenum production was 247 thousand pounds in the first quarter. At an average molybdenum price of US$19.93 per pound, molybdenum generated a by-product credit per pound of copper produced of US$0.17 in the first quarter.

Off-property costs per pound produced* were US$0.42 for the first quarter reflecting higher copper sales volumes relative to production volumes and additional trucking costs for concentrate movements compared to the same quarter in the prior year.

Total operating costs per pound produced (C1)* was US$2.46 for the quarter, compared to US$2.94 in the prior year quarter as shown in the bridge graph below:

TASEKO MINES LIMITED Management's Discussion and Analysis

Gibraltar Outlook

The Gibraltar pit will continue to be the main source of mill feed for the first half of 2024 before mining of ore transitions into the Connector pit in the second half of the year. Stripping activity will continue to be focused in the Connector pit, and further oxide ore from this pit is expected to be added to the heap leach pads this year. Management is currently reviewing the potential to restart Gibraltar's SX/EW facility next year.

Concentrator #1 is scheduled for additional downtime in the second quarter for the in-pit crusher relocation and other mill maintenance.  After taking into account the reduced mill availability for scheduled down times, total copper production at Gibraltar for 2024 is expected to be approximately 115 million pounds.

The estimated remaining capital cost of the crusher relocation project is $10 million, and no other significant capital projects are planned for Gibraltar this year.

With the component replacement in Concentrator #2 completed in January 2024, the Company is finalizing its insurance claim for associated property damage and business interruption as a result of the component failure. This insurance claim is expected to be finalized in the coming months.

The Company has recently tendered Gibraltar concentrate to various customers for the remainder of 2024 and for significant tonnages in 2025 and 2026.  In 2023, Treatment and Refining Costs (TCRCs) accounted for approximately US$0.17 per pound of off-property costs. With these recently awarded offtake contracts, the Company expects off-property costs to reduce by approximately US$0.10 to US$0.20 per pound from the second half of 2024 through 2026 due to these fixed, lower TCRCs.

The Company has a prudent hedging program in place to protect a minimum copper price during the Florence construction period.  Currently, the Company has copper put contracts to secure a minimum copper price of US$3.25 per pound for 21 million pounds of copper covering the second quarter of 2024, copper collar contracts that secure a minimum copper price of US$3.75 per pound for 42 million pounds of copper covering the second half of 2024, and copper collar contracts that secure a minimum copper price of US$4.00 per pound for 108 million pounds of copper for 2025. The copper collar contracts also have ceiling prices between US$5.00 and US$5.40 per pound (refer to the section "Hedging Strategy" for details).

Acquisition of Remaining 12.5% Interest in Gibraltar

On March 25, 2024, the Company entered into an agreement to acquire the remaining 12.5% interest in Gibraltar from Dowa and Furukawa. Under the terms of the agreement, Taseko will acquire Dowa and Furukawa's shares in Cariboo and will then own 100% of Cariboo shares and have an effective 100% interest in Gibraltar.

The acquisition price consists of a minimum amount of $117 million payable over a period of ten years and potential contingent payments depending on copper prices and Gibraltar's cashflow. An initial $5 million was paid to Dowa and Furukawa ($2.5 million each) on closing and the remaining amounts will be settled with annual payments commencing in March 2026.

The annual payments will be based on the average LME copper price of the previous calendar year, subject to an annual cap based on a percentage of cashflow from Gibraltar. At copper prices below US$4.00 per pound, the annual payment will be $5 million, increasing pro-rata to a maximum annual payment of $15.25 million at copper prices of US$5.00 per pound or higher.  The annual payments also can not exceed 6.25% of Gibraltar's annual cashflow for the 2025 to 2028 calendar years, and 10% of Gibraltar's cashflow for the 2029 to 2033 calendar years.  Any outstanding balance on the minimum acquisition amount of $117 million will be repayable in a final balloon payment in March 2034.

TASEKO MINES LIMITED Management's Discussion and Analysis

Total consideration is capped at $142 million, limiting the contingent consideration to a maximum of $25 million.  In addition, Taseko has the option to settle the full acquisition price at any time prior to 2029 by making total payments of $117 million.

The Company's minimum payment obligations for the acquisition are in the form of loans from Dowa and Furukawa to Cariboo.  The loans are non-interest bearing, are guaranteed by Taseko, and a portion of the loans are secured by Cariboo's 25% joint venture interest in Gibraltar. The loans contain minimum protective covenants including the requirement not to amend the joint venture agreement for Gibraltar, or sell Cariboo's 25% interest in the joint venture.

Under the Cariboo offtake arrangements entered into in 2010, Dowa and Furukawa were entitled to receive 30% of Gibraltar's copper concentrate offtake for the life of mine at benchmark terms.  Upon closing of this acquisition, the Cariboo offtake agreement was terminated and Taseko retained full marketing rights for 100% of Gibraltar's concentrate offtake going forward.

Florence Copper

The Company has all the key permits in place for the commercial production facility at Florence Copper and construction has commenced.  All the major SX/EW plant components are on site and previous work on detailed engineering and procurement of long-lead items has de-risked the construction schedule.  First copper production is expected in the fourth quarter of 2025.

The Company has a technical report entitled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 (the "2023 Technical Report") on SEDAR+. The 2023 Technical Report was prepared in accordance with NI 43-101 and incorporated the results of testwork from the Production Test Facility ("PTF") as well as updated capital and operating costs (Q3 2022 basis) for the commercial production facility.

Project highlights based on the 2023 Technical Report:

  Net present value of US$930 million (at $US 3.75 copper price, 8% after-tax discount rate)
  Internal rate of return of 47% (after-tax)
  Payback period of 2.6 years
  Operating costs (C1) of US$1.11 per pound of copper
  Annual production capacity of 85 million pounds of LME grade A cathode copper
  22 year mine life
  Total life of mine production of 1.5 billion pounds of copper
  Remaining initial capital cost of US$232 million (Q3 2022 basis)

Site activities in the first quarter of 2024 have focused on site preparations and earthworks for the commercial wellfield and plant area, and the hiring of additional personnel for the construction and operations teams.

Drilling of the commercial facility wellfield commenced in February and there are currently three drills operating, with a fourth drill to be mobilized in May.  At the end of April, a total of ten new production wells have been drilled, and a total of 90 new production wells will be drilled during the construction of the commercial facility.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company has a fixed-price contract with the general contractor for construction of the SX/EW plant and associated surface infrastructure.  The general contractor continues their mobilization.  Plant earthworks is underway with a focus on bulk excavation of the various facility ponds and preparations for the initial concrete pour in the plant area.

Florence Copper Quarterly Capital Spend

Three months ended
(US$ in thousands)	March 31, 2024
Site and PTF operations	4,245
Commercial facility construction costs	17,998
Other capital costs	15,709
Total Florence project expenditures	37,952

The estimated remaining capital costs in the 2023 Technical Report for construction of the commercial facility was US$232 million, of which US$18.0 million has been incurred in the first quarter of 2024.  Other capital costs of US$15.7 million include final payments for delivery of long-lead equipment that was ordered in 2022, and to bring forward the construction of an evaporation pond to provide additional water management flexibility.  Approximately US$10 million of these other capital costs remain to be incurred in the next two quarters.

The Company has closed several Florence project level financings to fund initial commercial facility construction costs. On January 26, 2024, the Company received the first US$10 million deposit from the US$50 million copper stream transaction with Mitsui. The remaining amounts will be paid on a quarterly basis. On February 2, 2024, the Company also closed a US$50 million royalty with Taurus, which was funded in one lump-sum payment at that time.

The Company considers that the construction of Florence Copper is now fully funded, and remaining project costs are expected to be funded with the Company's available liquidity, remaining instalments from Mitsui, and cashflow from its 100% ownership interest in Gibraltar.

Long-term Growth Strategy

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia, Canada.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company's 2020 NI 43-101 technical report. Capital costs of the project were estimated at $1.3 billion over a 2-year construction period. During the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper produced. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver production over the life of mine.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko Mines Limited entered into a confidential dialogue, with the involvement of the Province of British Columbia, seeking a long-term resolution of the conflict regarding Taseko's proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

This dialogue has been supported by the parties' agreement, beginning December 2019, to a series of standstill agreements on certain outstanding litigation and regulatory matters relating to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

The dialogue process has made meaningful progress in recent months but is not complete. The Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions, and the opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

In March 2024, Tŝilhqot'in and Taseko formally reinstated the standstill agreement for a final term, with the goal of finalizing a resolution before the end of this year.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for niobium-based batteries.

Market Review

Copper	Molybdenum	Canadian/US Dollar Exchange

 Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

TASEKO MINES LIMITED Management's Discussion and Analysis

Copper prices are currently around US$4.50 per pound, compared to US$3.96 per pound at March 31, 2024. Copper prices have risen in recent months due to tightening supply and with a few large mines in Central and South America being closed or cutting guidance. Tight supply has also been evidenced in smelter treatment and refining charges which are reported as near zero, with some contracts being concluded at negative (premium) rates. Such conditions indicate higher copper prices could prevail in the short term.

Electrification of transportation and the focus on government investment in construction and infrastructure including initiatives focused on the renewable energy, electrification and meeting net zero targets by 2050, are inherently copper intensive and supports higher copper prices in the longer term. These factors continue to provide unprecedented catalysts for higher copper prices in the future as new mine supply lags growth in copper demand.

Approximately 4% of the Company's revenue is made up of molybdenum sales. During the first quarter of 2024, the average molybdenum price was US$19.93 per pound. Molybdenum prices are currently around US$20.95 per pound. Molybdenum demand and prices have been driven by supply challenges at large South American copper mines that produce molybdenum as a by-product. Continued strong demand from the energy sector has boosted demand for alloyed steel products, as well as growing demand from the renewables and military sectors. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of Gibraltar's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's financial results.

Financial Performance

Earnings

	Three months ended March 31,
(Cdn$ in thousands)	2024	2023	Change
Net income	18,896	33,788	(14,892)
Net unrealized foreign exchange loss (gain)	13,688	(950)	14,638
Unrealized loss on derivative instruments	3,519	2,190	1,329
Gain on Cariboo acquisition	(47,426)	(46,212)	(1,214)
Gain on acquisition of control of Gibraltar**	(14,982)	-	(14,982)
Realized gain on sale of inventory in March 2024**	13,354	-	13,354
Accretion on Florence royalty obligation	3,416	-	3,416
Accretion consideration payable to Cariboo	1,555	-	1,555
Non-recurring other expenses	138	-	138
Estimated tax effect of adjustments	15,570	16,272	(702)
Adjusted net income*	7,728	5,088	2,640

**The $15.0 million gain on acquisition of control of Gibraltar relates to the write-up of finished copper concentrate inventory to its fair value at March 25, 2024.  Of this amount, $13.4 million was actually realized through the sale of concentrate inventory between March 26 and March 31, 2024.  This realized portion of the gain has been included in Adjusted net income.

The Company’s net income was $18.9 million ($0.07 earnings per share) for the three months ended March 31, 2024 compared to a net income of $33.8 million ($0.12 earnings per share) in the prior period. The lower net income in the current period was primarily due to the $13.7 million of unrealized foreign exchange loss, $5.1 million of accretion and unrealized fair value adjustments for Cariboo and Florence royalty obligations and higher finance expense due to additional net borrowings including Florence project financings.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company's adjusted net income was $7.7 million ($0.03 per share) for the three months ended March 31, 2024, compared to adjusted net income of $5.1 million ($0.02 per share) for the prior year after adjusting for the gains recognized on the Company's acquisition of Cariboo in both years. The increase in adjusted net income of $2.6 million was primarily due to higher copper sales volumes (including the realized gain on the sale of inventory sold between March 26 and March 31, 2024), partially offset by higher financing costs from the Company's additional borrowings.

No adjustments are made to adjusted net income for provisional price adjustments in the quarter.

Revenues

	Three months ended March 31,
(Cdn$ in thousands)	2024[1]	2023[1]	Change
Copper contained in concentrate	144,306	109,123	35,183
Copper price adjustments on settlement	(382)	(202)	(180)
Molybdenum concentrate	6,077	7,749	(1,672)
Molybdenum price adjustments on settlement	526	1,831	(1,305)
Silver	1,727	1,532	195
Total gross revenue	152,254	120,033	32,221
Less: Treatment and refining costs	(5,307)	(4,514)	(793)
Revenue	146,947	115,519	31,428
(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate[2]	27,447	20,033	7,414
Average realized copper price (US$ per pound)	3.89	4.02	(0.13)
Average LME copper price (US$ per pound)	3.83	4.05	(0.22)
Average exchange rate (Cdn$/US$)	1.35	1.35	-

1 The financial results reported include the Company's 87.5% proportionate share of Gibraltar income and expenses for the period March 16, 2023 to March 24, 2024 (prior to March 15, 2023 - 75%) and 100% of Gibraltar income and expenses for the period March 25, 2024 to March 31, 2024.

2 This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold, 12.5% of Cariboo's share of copper sales for the period March 16, 2023 to March 24, 2024 and 25% since March 25, 2024.

Copper revenues for the three months ended March 31, 2024 increased by $35.2 million compared to the same prior period, with $41.4 million due to larger sales volumes of 7.4 million pounds of copper, partially offset by a reduction of $5.9 million due to lower copper prices. The increase in sales volumes and revenues also reflects the impact from the additional interest in Gibraltar.

Molybdenum revenues for the three months ended March 31, 2024 decreased by $1.7 million compared to the same period in 2023 primarily due to lower average molybdenum prices of US$19.93 per pound, compared to US$32.79 per pound for the prior period. The decrease was partially offset by the impact from the additional interest in Gibraltar.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales

	Three months ended March 31,
(Cdn$ in thousands)	2024[1]	2023[1]	Change
Site operating costs	79,678	74,438	5,240
Transportation costs	10,153	5,104	5,049
Changes in inventories of finished goods	20,392	399	19,993
Changes in inventories of ore stockpiles	(2,719)	(5,561)	2,842
Production costs	107,504	74,380	33,124
Depletion and amortization	15,024	12,027	2,997
Cost of sales	122,528	86,407	36,121

Site operating costs per ton milled*	$11.73	$13.54	$(1.81)

1The financial results reported include the Company's 87.5% proportionate share of Gibraltar income and expenses for the period March 16, 2023 to March 24, 2024 (prior to March 15, 2023 - 75%) and 100% of Gibraltar income and expenses for the period March 25, 2024 to March 31, 2024.

Site operating costs for the three months ended March 31, 2024 increased by $5.2 million compared to the same prior period primarily due to the impact of proportionately consolidating an additional 12.5% share of Gibraltar's site operating costs as a result of the acquisition of Cariboo, partially offset by an increase in waste stripping costs being capitalized in the current quarter, and decreased site costs for explosives and diesel.

Transportation costs increased due to higher production and sales volumes, and higher concentrate trucking movements including to the port.

Changes in inventories of finished goods also included $13.4 million in write-ups to net realizable value for concentrate inventory held at March 25, 2024 that was sold between March 26 and March 31, 2024. The offsetting gain was recognized and included in the $15.0 million gain on acquisition of control of Gibraltar.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles including write-downs of the stockpiles to net realizable value depending on the copper price and other factors. During the first quarter of 2024, copper in finished goods inventory decreased by 2.0 million pounds, which contributed to an increase in production costs of $20.4 million. The ore stockpiles also increased by a net 0.9 million tons (which includes 2.0 million tons of oxide tons from the Connector pit that were placed on the heap leach pads), which contributed to a decrease in production costs of $2.7 million. In the comparable prior period, 1.2 million tons were added to ore stockpiles which contributed to a decrease in production costs in that comparative quarter of $5.6 million.

Depletion and amortization for the three months ended March 31, 2024 increased by $3.0 million over the same prior period primarily due impact of proportionately consolidating the additional interest of Gibraltar.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other (income) expenses

	Three months ended March 31,
(Cdn$ in thousands)	2024	2023	Change
General and administrative	3,129	3,300	(171)
Share-based compensation expense	5,440	3,385	2,055
Realized loss on derivative instruments	1,702	2,026	(324)
Unrealized loss on derivative instruments	3,519	2,190	1,329
Project evaluation expenditures	217	325	(108)
Gain on Cariboo acquisition	(47,426)	(46,212)	(1,214)
Gain on acquisition of control of Gibraltar	(14,982)	-	(14,982)
Other income, net	(138)	(434)	296
	(48,539)	(35,420)	(13,119)

General and administrative expenses for the three months ended March 31, 2024 is comparable with the same prior period.

Share-based compensation expense is comprised of the amortization of share options and performance share units and the expense on deferred share units. Share-based compensation expense increased for the three months ended March 31, 2024, compared to the same prior period, primarily due to the Company's share price and its impact on the valuation of the deferred share units. More information is set out in Note 15 of the Financial Statements.

For the three months ended March 31, 2024, the Company realized a net loss on derivative instruments of $1.7 million primarily due to the expensing of premiums paid for copper collars and fuel options for the period that settled out-of-the-money, compared to a net realized loss of $2.0 million for the prior period which related to the copper collars that settled out-the-money and expensing of premiums paid. The unrealized loss on derivative instruments of $3.5 million also includes accretion of the derivative liability to Mitsui for $2.6 million.

On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa. The Company recognized a bargain purchase gain of $47.4 million on the acquisition for the difference between the fair value of the net assets acquired and the estimated fair value of total consideration payable. On March 15, 2023, the Company acquired 50% of Cariboo from Sojitz which gave the Company an additional 12.5 % effective interest in Gibraltar. The Company recognized a bargain purchase gain of $46.2 million on the acquisition for the difference between the fair value of the net assets acquired and the estimated fair value of total consideration payable. More information on these gains is set out in Note 3 of the Financial Statements.

The gain of $15.0 million on the acquisition of control of Gibraltar reflects the difference in the fair value of the assets acquired and liabilities assumed and their book value immediately before the acquisition. The gain was attributed to the write up of finished copper concentrate inventory up to fair value at March 25, 2024, of which $13.4 million was realized for subsequent sales of inventory between March 26 and March 31, 2024.

Project evaluation expenditures represent costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko.

TASEKO MINES LIMITED Management's Discussion and Analysis

Finance expenses and income

	Three months ended March 31,
(Cdn$ in thousands)	2024	2023	Change
Interest expense	14,820	11,541	3,279
Amortization of financing fees	740	671	69
Finance expense - deferred revenue	1,368	1,473	(105)
Accretion of PER	698	504	194
Accretion on consideration payable to Cariboo	1,555	-	1,555
Accretion on Florence royalty obligation	3,416	-	3,416
Less: interest capitalized	(2,748)	(1,880)	(868)
Finance income	(1,086)	(921)	(165)
Finance expenses, net	18,763	11,388	7,375

Net interest expense for the three months ended March 31, 2024 increased from the same prior year period is primarily due to the impact of higher interest rates on new equipment loans and draws against the revolving credit facility, which was partially offset by the capitalization of a portion of borrowing costs attributed to funding of Florence development costs.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko"). Accretion and fair value adjustments on the consideration payable to Cariboo were $1.6 million for the three months ended March 31, 2024. Accretion and fair value adjustment on the Florence royalty obligation was $3.4 million for the three months ended March 31, 2024 accounting for increased forecast copper prices on the royalty to Taurus since closing in February 2024.

Finance income for the three months ended March 31, 2024 increased from the prior year due to higher interest rates on the Company's cash balances.

TASEKO MINES LIMITED Management's Discussion and Analysis

Income tax

	Three months ended March 31,
(Cdn$ in thousands)	2024	2023	Change
Current income tax expense	805	544	261
Deferred income tax expense	22,477	19,675	2,802
Income tax expense	23,282	20,219	3,063
Effective tax rate	55.2%	37.4%	17.8%
Canadian statutory rate	27.0%	27.0%	-
B.C. mineral tax rate	9.5%	9.5%	-

The overall income tax expense for the three months ended March 31, 2024 was due to deferred income tax expense recognized on income for accounting purposes. The effective tax rate for the first quarter of 2024 is higher than the combined B.C. mineral and income statutory tax rate due to certain expenses such as finance charges, derivative gains and general and administrative costs that are not deductible for B.C. mineral tax purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three months ended March 31, 2024, relative to net income for those periods.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the first quarter.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review

Balance sheet review

	At March 31,	At December 31,
(Cdn$ in thousands)	2024	2023	Change
Cash and equivalents	157,661	96,477	61,184
Other current assets	164,827	152,978	11,849
Property, plant and equipment	1,475,021	1,286,001	189,020
Other assets	38,435	30,912	7,523
Total assets	1,835,944	1,566,368	269,576
Current liabilities[1]	133,063	113,531	19,532
Debt:
Credit facility	25,901	25,191	710
Senior secured notes	536,761	524,491	12,270
Equipment related financings	90,673	88,209	2,464
Deferred revenue	59,721	59,720	1
Other liabilities	524,693	321,078	203,615
Total liabilities	1,370,812	1,132,220	238,592
Equity	465,132	434,148	30,984
Net debt (debt minus cash and equivalents)	495,674	541,414	(45,740)
Total common shares outstanding (millions)	290.7	290.0	0.7

1 Excludes current portion of long-term debt

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar, constructing Florence and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities. Concentrate inventories, accounts receivable and cash balances can fluctuate due to transportation and cash settlement schedules.

Property, plant and equipment increased by $189.0 million in the three months ended March 31, 2024, which includes the impact from acquiring an additional 12.5% effective interest in Gibraltar from Dowa and Furukawa, $54.9 million for Florence Copper development costs in the quarter, and capital expenditures at Gibraltar (deferred stripping, sustaining capital and capital projects).

Net debt has decreased by $45.7 million in the three months ended March 31, 2024, primarily due to increase of cash position which included proceeds from the Mitsui and Taurus financings and release of restricted cash, offset by investment in the development of Florence Copper and the increase in debt due to the effect of a weakening Canadian dollar against US dollar net borrowings.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar and customer advance payments on copper concentrate.

TASEKO MINES LIMITED Management's Discussion and Analysis

Other liabilities increased by $203.6 million primarily due to the $66.2 million for deferred consideration payable to Dowa and Furukawa for the acquisition of 50% of Cariboo and the $20.0 million additional share of Gibraltar's provision for environmental rehabilitation that the Company assumed with the purchase of Cariboo, $69.6 million of Florence royalty obligation related to the Taurus royalty financing closed  in the quarter, $16.0 million for the Florence copper stream derivative liability to Mitsui, and an increase in deferred tax liabilities arising primarily from the recent acquisition of 50% of Cariboo.

As at May 1, 2024, there were 291,498,263 common shares and 10,127,999 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 15 of the Financial Statements.

Liquidity, cash flow and capital resources

At March 31, 2024, the Company had cash and equivalents of $157.7 million (December 31, 2023 - $96.5 million).

Cash flow provided by operations during the three months ended March 31, 2024 was $59.6 million compared to $28.0 million for the prior period. The increase in cash flow provided by operations was due primarily to higher copper sales volumes and the drawdown and sale of finished inventory.

Cash used for investing activities during the three months ended March 31, 2024 was $46.7 million compared to $32.0 million for the same prior period. Investing cash flows in the first quarter includes $21.9 million for capital expenditures at Gibraltar (which includes $14.0 million for capitalized stripping costs, $5.3 million for sustaining capital, and $2.6 million for capital projects), $30.8 million of cash expenditures for Florence Copper and $2.0 million for the purchase of copper collars, offset by release of restricted cash relating to exchange of reclamation security of $12.5 million. Included in investing activities in the period is the Company's 50% acquisition of Cariboo, which included an initial fixed payment of $5.0 million to Dowa and Furukawa and the pickup of the Company's 50% share of Cariboo's cash balance of $9.8 million offset by a $10 million second instalment to Sojitz in February 2024.

Cash provided by financing activities for the three months ended March 31, 2024 was $48.5 million comprised of proceeds from Florence financings totaling $78.4 million, partially offset by interest paid of $23.6 million, Gibraltar equipment financing repayment of $6.0 million, and $0.2 million of share-based compensation.

Liquidity outlook

The Company has approximately $239 million of available liquidity at March 31, 2024, including a cash balance of $158 million and undrawn amounts under the revolving credit facility of US$60 million. The Company repaid the outstanding balance of US$20 million on its revolving credit facility in April 2024.

On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of 8.25% Senior Secured Notes due May 1, 2030. A portion of the proceeds were used to redeem the outstanding US$400 million 7% Senior Secured Notes. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $110 million are available for capital expenditures, including at Florence Copper and Gibraltar, working capital and for general corporate purposes.

TASEKO MINES LIMITED Management's Discussion and Analysis

Based on current copper prices and forecast copper production and with copper collar hedges in place, stable operating margins and cash flows are expected from Gibraltar for 2024.

At Gibraltar, the Company has also significantly advanced a capital project to relocate the primary crusher for Mill 1 at Gibraltar to a new location scheduled for the second quarter with an estimated remaining cost of $10 million. Gibraltar has no other significant capital projects planned for 2024.

With construction underway at Florence, the Company has entered into significant capital commitments for the completion of the construction of the commercial facility. Management anticipates that the construction of Florence Copper is now fully funded, and the Company intends to finance the remaining project costs over the next two years from available liquidity, remaining instalments from Mitsui and cashflow from Gibraltar.

If needed, the Company could raise further additional capital through its revolving credit facility or through equity financings or asset sales, including royalties, sales of project interests, or joint ventures, or additional credit facilities, including additional notes offerings. The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital commitments and development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper price options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so.

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment. Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money. The amount and duration of the copper hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

TASEKO MINES LIMITED Management's Discussion and Analysis

Hedge positions are typically extended by adding incremental quarters at established floor prices (i.e. the strike price of the copper put option) to provide the necessary price protection. Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period. During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether the copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective. To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases fuel call options to provide a price cap for its share of diesel that is used by its mining fleet.

A summary of the Company's outstanding hedges are shown below:

	Notional amount	Strike price	Term to maturity	Original cost

At March 31, 2024

Copper puts	21 million lbs	US$3.25 per lb	Q2 2024	$1.6 million

Copper collars	42 million lbs	Floor - US$3.75 per lb Ceiling - US$5.00 per lb	H2 2024	$2.0 million

Fuel call options	7.5 million ltrs	US$0.79 per ltr	Q2 2024	$0.1 million

Acquired subsequent to March 31, 2024

Copper collars	54 million lbs	Floor - US$4.00 per lb Ceiling - US$5.00 per lb	H1 2025	$2.6 million

Copper collars	54 million lbs	Floor - US$4.00 per lb Ceiling - US$5.40 per lb	H2 2025	$2.2 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	Remainder of 2024	2025	2026	2027	2028	Thereafter	Total
Debt:
2026 Notes[1]	-	-	541,560	-	-	-	541,560
Interest	18,955	37,909	18,955	-	-	-	75,819
Credit facilities:
Principal	27,078	-	-	-	-	-	27,078
Interest	212	-	-	-	-	-	212
Equipment loans:
Principal	14,078	20,363	22,344	9,423	6,768	-	72,976
Interest	4,658	4,576	2,636	1,074	295	-	13,239
Lease liabilities:
Principal	9,379	4,875	2,409	989	150	-	17,802
Interest	936	534	186	58	5	-	1,719
Cariboo acquisition payments - Sojitz[2]	-	10,000	10,000	10,000	10,000	-	40,000
Cariboo acquisition payments - Dowa and Furukawa[3]	-	-	6,000	6,000	8,000	92,000	112,000
PER[4]	-	-	-	-	-	167,651	167,651
Capital expenditures	50,050	-	-	-	-	-	50,050
Other expenditures
Transportation related services[5]	10,534	7,709	1,463	-	-	-	19,706

1 On April 23, 2024, the Company completed its offering of US$500 million aggregate principal amount of 8.25% Senior Secured Notes due May 1, 2030. A portion of the proceeds were used to redeem all of the outstanding 2026 Notes. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $110 million (US$81 million) are available for capital expenditures, including at its Florence Copper project and Gibraltar, working capital and for general corporate purposes.

2 On March 15, 2023, the Company completed its acquisition of an additional 12.5% interest in Gibraltar from Sojitz. The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent payments depending on Gibraltar copper revenue and copper prices over the next five years. Remaining minimum amounts will be paid in $10 million annual instalments over the remaining four years. The Company estimates that there is $28 million payable over the next 4 years relating to the contingent consideration payable to Sojitz for its acquisition of the 12.5% interest in the shares of Cariboo which is not included in the table above.

3 On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa. The acquisition price payable to Dowa and Furukawa is a minimum of $117 million and a maximum of $142 million payable over a 10-year payment period, with the quantum and timing of payment depending on LME copper prices and the cashflow of Gibraltar. An initial $5 million payment was made to Dowa and Furukawa on closing. The remaining cash consideration will be repayable in annual payments commencing in March 2026. The above commitment table assumes an annual payment to Dowa and Furukawa of $6 million based on a US$4 per pound copper price.  Any outstanding balance on the minimum acquisition amount of $117 million will be repayable in a final balloon payment in March 2034.

4 Provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence Copper. As at March 31, 2024, the Company has provided surety bonds of $108.5 million for Gibraltar's reclamation security. For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $48.8 million as reclamation security.

5 Transportation related services commitments include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company has made minimum capital expenditure commitments relating to equipment, contractors and other supplies for the Florence Copper project totaling $42.8 million as at March 31, 2024.

Summary of Quarterly Results

	2024	2023				2022
(Cdn$ in thousands, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	146,947	153,694	143,835	111,924	115,519	100,618	89,714	82,944
Net income (loss)	18,896	38,076	871	9,991	33,788	(2,275)	(23,517)	(5,274)
Basic EPS	0.07	0.13	-	0.03	0.12	(0.01)	(0.08)	(0.02)
Adjusted net income (loss) *	7,728	24,060	19,659	(4,376)	5,088	7,146	4,513	(16,098)
Adjusted basic EPS *	0.03	0.08	0.07	(0.02)	0.02	0.02	0.02	(0.06)
Adjusted EBITDA *	49,923	69,107	62,695	22,218	36,059	35,181	34,031	1,684
(US$ per pound, except where indicated)
Average realized copper price	3.89	3.75	3.83	3.78	4.02	3.66	3.48	4.08
Total operating costs *	2.46	1.91	2.20	2.66	2.94	2.75	2.72	3.47
Copper sales (million pounds)	27.7	31.4	28.1	22.8	20.8	19.1	20.0	16.3

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition. In addition, first quarter of 2024 and 2023 was impacted by the gain recorded on the purchase price allocation for the Cariboo acquisition.

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.4 of the 2023 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; fair value of assets and liabilities acquired in a business combination, asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED Management's Discussion and Analysis

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals. These items also impacted the fair values of assets and liabilities recorded in the acquisition disclosed in the Note 4 of the 2023 annual consolidated financial statements and Note 3 of the Financial Statements.

There were no changes in accounting policies during the three months ended March 31, 2024.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P).

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

TASEKO MINES LIMITED Management's Discussion and Analysis

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
12-month to 18-months' salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 15 of the Financial Statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended March 31,
(Cdn$ in thousands)	2024	2023
Salaries and benefits	2,595	2,249
Post-employment benefits	220	178
Share-based compensation expense	4,861	2,933
	7,676	5,360

Non-GAAP Performance Measures

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

TASEKO MINES LIMITED Management's Discussion and Analysis

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 87.5% basis (except for Q1 2023 and Q1 2024)	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]
Cost of sales	122,528	93,914	94,383	99,854	86,407
Less:
Depletion and amortization	(15,024)	(13,326)	(15,993)	(15,594)	(12,027)
Net change in inventories of finished goods	(20,392)	(1,678)	4,267	3,356	(399)
Net change in inventories of ore stockpiles	2,719	(3,771)	12,172	2,724	5,561
Transportation costs	(10,153)	(10,294)	(7,681)	(6,966)	(5,104)
Site operating costs	79,678	64,845	87,148	83,374	74,438
Oxide ore stockpile reclassification from capitalized stripping	-	-	-	(3,183)	3,183
Less by-product credits:
Molybdenum, net of treatment costs	(6,112)	(5,441)	(9,900)	(4,018)	(9,208)
Silver, excluding amortization of deferred revenue	(137)	124	290	(103)	(160)
Site operating costs, net of by-product credits	73,429	59,528	77,538	76,070	68,253
Total copper produced (thousand pounds)	26,694	29,883	30,978	24,640	19,491
Total costs per pound produced	2.75	1.99	2.50	3.09	3.50
Average exchange rate for the period (CAD/USD)	1.35	1.36	1.34	1.34	1.35
Site operating costs, net of by-product credits (US$ per pound)	2.04	1.46	1.87	2.30	2.59
Site operating costs, net of by-product credits	73,429	59,528	77,538	76,070	68,253
Add off-property costs:
Treatment and refining costs	4,816	7,885	6,123	4,986	4,142
Transportation costs	10,153	10,294	7,681	6,966	5,104
Total operating costs	88,398	77,707	91,342	88,022	77,499
Total operating costs (C1) (US$ per pound)	2.46	1.91	2.20	2.66	2.94

1 Q1, Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's Gibraltar ownership from 87.5% to 100%.

TASEKO MINES LIMITED Management's Discussion and Analysis

Total Site Costs

Total site costs are comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko's share of the total site operating costs incurred in the quarter at Gibraltar calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 87.5% basis (except for Q1 2023 and Q1 2024)	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]
Site operating costs	79,678	64,845	87,148	83,374	74,438
Add:
Capitalized stripping costs	16,152	31,916	2,083	8,832	12,721
Total site costs - Taseko share	95,830	96,761	89,231	92,206	87,159
Total site costs - 100% basis	109,520	110,584	101,978	105,378	112,799

1 Q1, Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's Gibraltar ownership from 87.5% to 100%.

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on derivatives;
  Gain on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of inventory; and
  Finance and other non-recurring costs.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands, except per share amounts)	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Net income	18,896	38,076	871	9,991
Unrealized foreign exchange loss (gain)	13,688	(14,541)	14,582	(10,966)
Unrealized loss (gain) on derivatives	3,519	1,636	4,518	(6,470)
Gain on Cariboo acquisition	(47,426)	-	-	-
Gain on acquisition of control of Gibraltar**	(14,982)	-	-	-
Realized gain on sale of inventory**	13,354	-	-	-
Accretion and fair value adjustment on Florence royalty obligation	3,416	-	-	-
Accretion and fair value adjustment on consideration payable to Cariboo	1,555	(916)	1,244	1,451
Non-recurring other expenses	138	-	-	263
Estimated tax effect of adjustments	15,570	(195)	(1,556)	1,355
Adjusted net income (loss)	7,728	24,060	19,659	(4,376)
Adjusted EPS	0.03	0.08	0.07	(0.02)

(Cdn$ in thousands, except per share amounts)	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Net (loss) income	33,788	(2,275)	(23,517)	(5,274)
Unrealized foreign exchange (gain) loss	(950)	(5,279)	28,083	11,621
Unrealized loss (gain) on derivatives	2,190	20,137	(72)	(30,747)
Gain on Cariboo acquisition	(46,212)	-	-	-
Estimated tax effect of adjustments	16,272	(5,437)	19	8,302
Adjusted net income (loss)	5,088	7,146	4,513	(16,098)
Adjusted EPS	0.02	0.02	0.02	(0.06)

**The $15.0 million gain on acquisition of control of Gibraltar relates to the write-up of finished copper concentrate inventory to its fair value at March 25, 2024.  Of this amount, $13.4 million was actually realized through the sale of concentrate inventory between March 26 and March 31, 2024.  This realized portion of the gain has been included in Adjusted net income.

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

TASEKO MINES LIMITED Management's Discussion and Analysis

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on derivatives;
  Amortization of share-based compensation expense;
  Gain on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of inventory; and
  Non-recurring other expenses.
(Cdn$ in thousands)	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Net income	18,896	38,076	871	9,991
Add:
Depletion and amortization	15,024	13,326	15,993	15,594
Finance expense	19,849	12,804	14,285	13,468
Finance income	(1,086)	(972)	(322)	(757)
Income tax expense	23,282	17,205	12,041	678
Unrealized foreign exchange loss (gain)	13,688	(14,541)	14,582	(10,966)
Unrealized loss (gain) on derivatives	3,519	1,636	4,518	(6,470)
Amortization of share-based compensation expense	5,667	1,573	727	417
Gain on Cariboo acquisition	(47,426)	-	-	-
Gain on acquisition of control of Gibraltar**	(14,982)	-	-	-
Realized gain on sale of inventory**	13,354	-	-	-
Non-recurring other expenses	138	-	-	263
Adjusted EBITDA	49,923	69,107	62,695	22,218

(Cdn$ in thousands)	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Net (loss) income	33,788	(2,275)	(23,517)	(5,274)
Add:
Depletion and amortization	12,027	10,147	13,060	15,269
Finance expense	12,309	10,135	12,481	12,236
Finance income	(921)	(700)	(650)	(282)
Income tax expense	20,219	1,222	3,500	922
Unrealized foreign exchange (gain) loss	(950)	(5,279)	28,083	11,621
Unrealized loss (gain) on derivatives	2,190	20,137	(72)	(30,747)
Amortization of share-based compensation expense (recovery)	3,609	1,794	1,146	(2,061)
Gain on Cariboo acquisition	(46,212)	-	-	-
Adjusted EBITDA	36,059	35,181	34,031	1,684

**The $15.0 million gain on acquisition of control of Gibraltar relates to the write-up of finished copper concentrate inventory to its fair value at March 25, 2024.  Of this amount, $13.4 million was actually realized through the sale of concentrate inventory between March 26 and March 31, 2024.  This realized portion of the gain has been included in Adjusted EBITDA.

TASEKO MINES LIMITED Management's Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization, also any items that are not considered indicative of ongoing operating performance are added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2024	2023
Earnings from mining operations	24,419	29,112
Add:
Depletion and amortization	15,024	12,027
Realized gain on sale of inventory	13,354	-
Earnings from mining operations before depletion and amortization	52,797	41,139

During the three months ended March 31, 2024, the realized gain on sale of inventory of $13.4 million relates to copper concentrate inventory held at March 25, 2024 that was written up from book value to net realizable value and subsequently sold between March 26 and March 31, 2024.

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company's site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2024 Q1[1]	2023 Q4[1]	2023 Q3[1]	2023 Q2[1]	2023 Q1[1]
Site operating costs (included in cost of sales) - Taseko share	79,678	64,845	87,148	83,374	74,438
Site operating costs - 100% basis	90,040	74,109	99,598	95,285	95,838
Tons milled (thousands)	7,677	7,626	8,041	7,234	7,093
Site operating costs per ton milled	$11.73	$9.72	$12.39	$13.17	$13.54

1 Q1, Q2, Q3 and Q4 2023 includes the impact from the March 15, 2023 acquisition of Cariboo from Sojitz, which increased the Company's Gibraltar ownership from 75% to 87.5%. Q1 2024 includes the impact from the March 25, 2024 acquisition of Cariboo from Dowa and Furukawa, which increased the Company's Gibraltar ownership from 87.5% to 100%.

TASEKO MINES LIMITED Management's Discussion and Analysis

Technical Information

The technical information contained in this MD&A related to the Florence Copper Project is based upon the report entitled: "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued March 30, 2023 with an effective date of March 15, 2023 which is available on SEDAR+. The Florence Copper Project Technical Report was prepared under the supervision of Richard Tremblay, P.Eng., MBA, Richard Weymark, P.Eng., MBA, and Robert Rotzinger, P.Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is Vice President Engineering, and Robert Rotzinger is Vice President Capital Projects. All three are Qualified Persons as defined by NI 43-101.